SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize Named a Leader in the IDC MarketScape for Worldwide Enterprise Fraud Solutions 2024 Vendor Assessment, dated July 3, 2024.
99.2	NICE Announces International CX Excellence Award Winners, Demonstrating CX AI Mastery, dated July 9, 2024.
99.3	Orange Cyberdefense Selects NICE CXone for Customer Service Excellence and Simplified Global Operations, dated July 10, 2024.
99.4	NICE’s NTR-X Compliance Recording and Assurance Secures Transactable Solution Status in Microsoft’s Azure Marketplace, dated July 16, 2024.
99.5	NICE Named MetriStar Top Provider in 2024 Metrigy CCaaS Platforms Report, dated July 17, 2024.
99.6	State Attorney’s Office for Florida’s Eighth Judicial Circuit Automates Digital Evidence Management with NICE Justice, dated July 23, 2024.
99.7	NICE Actimize Positioned as Highest-Scoring Vendor in 2024 Quadrant Knowledge Solutions SPARK Matrix Know Your Customer Report, dated July 24, 2024.
99.8	NICE Actimize Named Most Innovative Client Onboarding & Lifecycle Management Platform by 2024 A-Team Innovation Awards, dated July 30, 2024.
99.9	NICE Named 2024 MetriStar Top Provider for Self-Service, Agent Assistant Applications and Workforce Optimization, Highlighting the Platform Power of CXone, dated July 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name:	/s/ Tali Mirsky
Title:	Corporate VP, General Counsel and Corporate Secretary

Dated: August 8, 2024

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize Named a Leader in the IDC MarketScape for Worldwide Enterprise Fraud Solutions 2024 Vendor Assessment, dated July 3, 2024.
99.2	NICE Announces International CX Excellence Award Winners, Demonstrating CX AI Mastery, dated July 9, 2024.
99.3	Orange Cyberdefense Selects NICE CXone for Customer Service Excellence and Simplified Global Operations, dated July 10, 2024.
99.4	NICE’s NTR-X Compliance Recording and Assurance Secures Transactable Solution Status in Microsoft’s Azure Marketplace, dated July 16, 2024.
99.5	NICE Named MetriStar Top Provider in 2024 Metrigy CCaaS Platforms Report, dated July 17, 2024.
99.6	State Attorney’s Office for Florida’s Eighth Judicial Circuit Automates Digital Evidence Management with NICE Justice, dated July 23, 2024.
99.7	NICE Actimize Positioned as Highest-Scoring Vendor in 2024 Quadrant Knowledge Solutions SPARK Matrix Know Your Customer Report, dated July 24, 2024.
99.8	NICE Actimize Named Most Innovative Client Onboarding & Lifecycle Management Platform by 2024 A-Team Innovation Awards, dated July 30, 2024.
99.9	NICE Named 2024 MetriStar Top Provider for Self-Service, Agent Assistant Applications and Workforce Optimization, Highlighting the Platform Power of CXone, dated July 31, 2024.